ROID GROUP, INC.

10246 Black Mountain Rd.,

San Diego, CA 92126

858.365.1737

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 16, 2021

Re: ROID Group, Inc.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed January 11, 2021

File No. 000-56240

Dear Mr. Jones,

This letter sets forth the response of ROID Group, Inc. (“ROID” or the “Company”) to the Staff’s comment letter received February 4, 2021. Further, we have filed an Amendment No. 2 to the Registration Statement on Form 10-12G, to address the comments as referenced in our responses below.

Amendment No.1 to Registration Statement on Form 10-12G

Controls and Procedures, page 35

1.	We note from page 14 that your management performed an evaluation of your disclosure controls and procedures as of December 31, 2020 and identified weaknesses in your internal control over financial reporting as of that date. Please update this section to disclose management’s conclusions on the effectiveness of your disclosure controls and procedures as well as your internal control over financial reporting as of December 31, 2020. In addition, update to address any changes in internal control during the year ended December 31, 2020.

Response: The Company has updated the internal disclosures as of December 31, 2020.

ROID Group, Inc.

/s/ Dr. Kwanghyun Kim
Dr. Kwanghyun Kim – CEO and Director